Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF JANUARY 31, 2021 DATE, TIME AND PLACE: On January 31, 2021 at 11:00 am, exclusively held online and remotely, via videoconference, in accordance with CVM Instruction No. 481/2009. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Maira Blini de Carvalho – Secretary. QUORUM: Stockholders representing 92.21% common shares of the Company’s capital stock. LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and a representative of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: The Meeting was regularly called in accordance with the Call Notice published in the O Estado de S. Paulo newspaper on January 1, 2021 (page B3), January 2, 2021 (page B3), and January 4, 2021 (page B5), and in the Diário Oficial do Estado de São Paulo – Caderno Empresarial (Official Gazette of the State of São Paulo – Business Section) on January 5, 2021 (page 6), January 6, 2021 (Page 17) and January 7, 2021 (page 8). REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was previously disclosed. RESOLUTIONS MADE:    1. Stockholders were informed that these minutes would be drafted as a summary. 2. The publication of the minutes omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law 6,404/76, was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market. 3. It approved the Protocol and Justification of the Partial Spin-off, entered into on December 30, 2020, by the management bodies of the Company and ITAÚ UNIBANCO S.A. (“ITAÚ UNIBANCO”) (“Protocol and Justification 1”), which sets out all the terms and conditions for the Partial Spin-off of ITAÚ UNIBANCO and merger of the spun-off portion into the Company (“Spin-off 1”), corresponding exclusively to the shares issued by XP Inc.,a company headquartered in the Cayman Islands and listed on NASDAQ (“XP”), transferred to ITAÚ UNIBANCO on December 31, 2020, due to the partial spin-off of ITB Holding Brasil Participações Ltda. (“ITB HOLDING”), the company which originally held interest in XP’s

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 2 capital stock. Protocol and Justification 1 is an integral part of these minutes as Attachment I hereto. 4. It agreed with the appointment and engagement of the expert firm PricewaterhouseCoopers Auditores Independentes (“Appraiser”), headquartered in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1.400, 9º, 10º and 13º to 17º andares, Torre Torino, Centro Empresarial Água Branca, CEP 05001-903, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, to appraise ITAÚ UNIBANCO’s stockholders’ equity and the portion of ITAÚ UNIBANCO’s stockholders’ equity (“Appraisal Report 1”) to be transferred to the Company as of September 30, 2020 (“Spin-off 1 Base Date ”). 5. It approved the Appraisal Report 1 prepared by the Appraiser based on the balance sheet as of the Spin-off 1 Base Date, and ITAÚ UNIBANCO’s stockholders’equity was appraised at R$103,411,380,107.37 (one hundred three billion, four hundred eleven million, three hundred eighty thousand, one hundred seven Brazilian reais and thirty-seven cents), and the spun-off portion of ITAÚ UNIBANCO’s stockholders’ equity to be transferred to the Company was appraised at R$8,585,423,862.85 (eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents). The Appraisal Report 1 is attached to Protocol and Justification 1 that is an integral part of these minutes as Attachment I hereto. 6. It approved the merger of the spun-off portion of ITAÚ UNIBANCO to be transferred to the Company, in the amount of R$8,585,423,862.85 (eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents), in accordance with the Protocol and Justification 1. As set out in the Protocol and Justification 1 and taking into account that ITAÚ UNIBANCO is a wholly-owned subsidiary of the Company, the merger of the spun-off portion will not result in an increase in the Company’s capital stock or issue of new shares of the Company, thus merely representing a replacement of assets in its stockholders’ equity. 6.1. It recorded that, after Spin-off 1, ITAÚ UNIBANCO will remain existing uninterruptedly, and its stockholders’ equity will be reduced driven by the transfer of the spun-off portion to the Company, in accordance with the Protocol and Justification 1. 6.2. Finally, it recorded that, in accordance with the Protocol and Justification 1, the Company will succeed ITAÚ UNIBANCO only regarding the obligations related to the components of the stockholders’ equity transferred to the Company, and there shall be no joint and several liability between the parties, in accordance with the sole paragraph of Article 233 of Brazilian Corporate Law. 6.3. Given the absence of minority stockholders and the lack of a ratio of exchange or capital increase in the Company, as well as the fact that Spin-off 1 will not result in any of the cases described in Article 137, item III, of Brazilian Corporate Law, there will be no right of dissent driven by Spin-off 1, and Article 264 of Brazilian Corporate Law is not applicable.

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 3 7. It approved the Protocol and Justification of the Partial Spin-off, entered into on December 31, 2020, by management of the Company (“Protocol and Justification 2”), which sets out all the terms and conditions for the Partial Spin-off of the Company with the transfer of the spun-off stockholders’ equity to contribute to the capital stock of a new company named XPart S.A., to be specifically incorporated for this purpose, and it is certain that the spun-off portion will correspond to the shares issued by XP transferred to the Company due to the Spin-off 1 and to an amount in cash to be transferred to XPart S.A.’s cash to support its initial operations. Protocol and Justification 2 is an integral part of these minutes as Attachment II hereto. 8. It agreed with the appointment and engagement of the Appraiser to appraise the Company’s stockholders’ equity and the portion of the Company’s stockholders’ equity (“Appraisal Report 2”) to be transferred to XPart S.A as of September 30, 2020 (“Spin-off 2 Base Date”). 9. It approved the Appraisal Report 2 prepared by the Appraiser based on the balance sheet as of the Spin-off 2 Base Date, and the Company’s stockholders’equity was appraised at R$130,666,544,368.16 (one hundred thirty billion, six hundred sixty-six million, five hundred forty-four thousand, three hundred sixty-eight Brazilian reais and sixteen cents), and the portion of the Company’s stockholders’ equity to be transferred to XPart S.A. was appraised at R$8,595,423,862.85 (eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents). The Appraisal Report 2 is attached to Protocol and Justification 2 that is an integral part of these minutes as Attachment II hereto. 10. Subject to the provision in item 10.1, it approved Spin-off 2, and the Company will remain existing uninterruptedly, and its stockholders’ equity will be reduced driven by the transfer of the spun-off portion to contribute to the capital stock of XPart S.A., in accordance with the table below. Such reduction will be carried out: (i) without cancelling shares; (ii) consequently reducing its capital stock by R$6,419,000,000.00 (six billion, four hundred nineteen million Brazilian reais), as detailed in item 10.2 below. Consequently, the Company’s stockholders’ equity will be represented as follows:    STOCKHOLDERS’ STOCKHOLDERS’ ACCOUNTS SPUN-OFF EQUITY BEFORE EQUITY AFTER (as of 09/30/20) PORTION (R$) SPIN-OFF 2 (R$) SPIN-OFF 2 (R$)    Capital 97,148,000,000.00 (6,419,000,000.00) 90,729,000,000.00 Capital reserves 1,995,560,958.98    1,995,560,958.98 Revenue reserves 33,638,992,071.28 (2,176,423,862.85) 31,462,568,208.43 Other comprehensive (1,208,797,166.91)    (1,208,797,166.91) income Treasury shares (907,211,495.19) (907,211,495.19)    TOTAL 130,666,544,368.16 (8,595,423,862.85) 122,071,120,505.31

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 4 10.1. It recorded that the controlling stockholders, Itaúsa S.A. and IUPAR – Itaú Unibanco Participações S.A., approved the Spin-off 2, with the transfer of the spun-off portion to XPart S.A., dependent on the favorable opinion from the Federal Reserve Board (FED) to complete the transaction. 10.2. By reason of the decision in item 10 above, it approved the reduction in the Company’s capital stock in the amount of R$6,419,000,000.00 (six billion, four hundred nineteen million Brazilian reais), totaling R$90,729,000,000.00 (ninety billion, seven hundred twenty-nine million Brazilian reais) from R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million Brazilian reais) without cancelling shares. 10.3. The capital reduction approved driven by the spin-off will be dependent on the favorable opinion from the Federal Reserve Board (FED), according to 10.2 above. For this reason, the amendment to and consolidation of Article 3, head provision, of the Company’s Bylaws will be carried out after this favorable opinion is obtained. 10.4. Also based on the decision in item 10 above, and dependent on the favorable opinion from the Federal Reserve Board (FED), it approved the incorporation of XPart S.A., a publicly-held company with head office in the City and State of São Paulo, and its main characteristics are as follows: (i) the purpose of XPart S.A. will be to hold equity interest, as a stockholder, directly or indirectly, in XP’s capital stock; (ii) XPart S.A.’s capital will be R$8,595,423,862.85 (eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, of which 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) are common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) are preferred shares, to be subscribed and paid in with the transfer of the spun-off portion driven by Spin-off 2. These shares will be assigned to the Company’s stockholders in the same number, type and proportion of the shares they hold in the Company; and (iii) XPart S.A. will be managed by a board of directors composed of 4 (four) members and an executive board composed of 2 (two) members, all of them with unified 1 (one) year term of office. In accordance with article 229, paragraph 2, of Brazilian Corporate Law, it is recorded that these minutes will be used as the incorporation minutes for XPart S.A., and its full Bylaws are an integral part hereof as Attachment III. 10.5. It recorded that the shares issued by XPart S.A. and their corresponding American Depositary Receipts – ADRs will be distributed to stockholders and holders of ADRs of the Company, driven by Spin-off 2, after XPart S.A. obtains the register as a publicly-held company in the “A” category before the Brazilian Securities and Exchange Commission (“CVM”) and has its requests accepted regarding the admission of its shares for trading on B3 S.A.– Brasil, Bolsa, Balcão (“B3”) and for having the ADRs backed by its shares to be admitted for trading on the New York Stock Exchange (“NYSE”) on a date to be announced in due course through a Notice to Stockholders of the Company and XPart S.A.

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 5 10.6. It recorded that, since (i) the Spin-off 2 will be carried out in the Company itself with a new company (XPart S.A.) being especially incorporated to absorb the corresponding spun-off portion; and (ii) XPart S.A.’s stockholding base will have the same stockholding structure of the Company’s, as its stockholders will receive the same number, type and proportion of shares issued by XPart S.A., Article 264 of Brazilian Corporate Law is not applicable. The Company’s stockholders will neither be entitled to the right of dissent, since the Spin-off 2 will not result in any of the cases provided for in of Article 137, item III, of Brazilian Corporate Law. 11. As a result of the incorporation of XPart S.A., as stated in item 10.4 above, and dependent on the favorable opinion from the Federal Reserve Board (FED), it will set at 4 (four) the number of positions to be filled at the Board of Directors of XPart S.A., through the election of DEMOSTHENES MADUREIRA DE PINHO NETO, GERALDO JOSÉ CARBONE, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and ROBERTO EGYDIO SETUBAL, all of them qualified below, for the term of office to be in force until the date the members elected at the first Annual General Stockholders’ Meeting of the company take office, and the Board of Directors will be composed of:    DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, businessman, bearer of the Identity Card (RG-IFP-RJ) No. 04389036-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 847.078.877-91, domiciled in São Paulo (SP), at Avenida Brigadeiro Faria Lima, 4440, 16º andar, Itaim Bibi, CEP 04538-132. GERALDO JOSÉ CARBONE, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 8.534.857-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 952.589.818-00, domiciled in São Paulo (SP), at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000. MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 6.578.061-9, enrolled with the Individual Taxpayer’s Registry (CPF) under No. 036.221.618-50, domiciled in London, United Kingdom, at 52 Canary View, 23 Dowells Street, SE10 9DY. ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5, enrolled with the Individual Taxpayer’s Registry (CPF) under No. 007.738.228-52, domiciled in São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. 11.1. It recorded that all the elected members of the Board of Directors: (i) have submitted documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Brazilian Corporate Law, including clearance certificates, being all documents filed at the head office of XPart S.A.; and (ii) shall be vested in their positions following the incorporation of XPart S.A. upon the signing of their terms of office in the proper book of XPart S.A.

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 6 12. It approved the proposal for fixing the annual aggregate amount of R$633,000.00 for compensation of the members of the Board of Directors and the Board of Directors of XPart S.A. when they are vested in their positions. 13. It recorded that, in accordance with the Protocol and Justification 2, XPart S.A. will succeed the Company only regarding the obligations related to the components of the stockholders’ equity transferred to XPart S.A., and there shall be no joint and several liability between the parties, in accordance with the sole paragraph of Article 233 of Brazilian Corporate Law. 14. It authorized the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the resolutions approved as of that date, in accordance with Protocol and Justification 1 and Protocol and Justification 2, as provided for in legislation in force. 15. It amended items 7.1. and 7.1.4 of the Company’s Bylaws to change the frequency of election and period of the term of office for the members of the Audit Committee from annual to every five years. 16. It consolidated the Bylaws by including the amendments mentioned in foregoing item 15, which will come into effect, in accordance with Attachment IV to these minutes, after the resolutions of this Meeting are approved by the Central Bank of Brazil. As mentioned in item 10.3 above, the amendment and consolidation of Article 3, head provision, of the Company’s Bylaws will be carried out after the favorable opinion from the Federal Reserve Board (FED). REMOTE VOTING: It recorded the receipt of 72 remote voting forms in the period from January, 1 to January 27, 2021, duly computed and consolidated in the Final Voting Map. STATEMENTS BY STOCKHOLDERS: It recorded the statement by controlling stockholders, Itaúsa S.A. and IUPAR – Itaú Unibanco Participações S.A., according to item 10.1 hereof. QUORUM FOR THE RESOLUTIONS: Resolutions were adopted by majority of votes, as stated in the Final Voting Map attached to these minutes detailing the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: The Opinion of the Fiscal Council, the Proposal of the Board of Directors made available on January 31, 2021, the Voting Maps, the Votes cast and the Statements of Vote submitted by the Company’s Stockholders were filed at the Company’s head office. CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), January 31, 2021. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Maira Blini de Carvalho – Secretary. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPIN-OFF OF ITAÚ UNIBANCO S.A WITH THE MERGER OF THE SPUN-OFF PORTION OF STOCKHOLDERS’ EQUITY INTO ITAÚ UNIBANCO HOLDING S.A.    By this Protocol and Justification for the Spin-off (“Protocol and Justification”), entered into in accordance with the provisions in Articles 224, 225 and 229 of Law No. 6404/76 (“Brazilian Corporate Law”) and other applicable legal provisions, and in the due form of the law, the parties qualified below: 1. ITAÚ UNIBANCO S.A. (“ITAÚ UNIBANCO”), headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.701.190/0001-04 and NIRE No. 35300023978, herein represented by its undersigned Officers; and 2. ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ UNIBANCO HOLDING”), headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23 and NIRE No. 35300010230, herein represented by its undersigned Officers;    ITAÚ UNIBANCO and ITAÚ UNIBANCO HOLDING are jointly referred to as “Companies” WHEREAS, 1. The Protocol and Justification for the Partial Spin-off of ITB Holding Brasil Participações Ltda. (CNPJ No. 04.274.016/0001-43) (“ITB HOLDING”), with transfer and merger of the spun-off portion into ITAÚ UNIBANCO, was entered into as of this date. 2. Due to the spin-off and merger mentioned in item 1 above, ITAÚ UNIBANCO will become the holder of two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304) shares, representing, as of September 30, 2020, 41.05% of XP Inc.’s capital stock (“XP”), a company headquartered in the Cayman Islands and listed on Nasdaq. XP, in turn, holds equity interest in XP Investimentos S.A., the holding company of the “XP Group” that has interest in many companies operating in local and international financial markets. 3. Itaú Unibanco conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts. Accordingly, on November 26, 2020, ITAÚ UNIBANCO HOLDING’s Board of Directors approved the proposal for a corporate restructuring aimed at segregating Itaú Unibanco conglomerate’s business line related to the equity interest in XP into a new company. This segregation will enable Itaú Unibanco conglomerate and the new company to operate independently, with well-defined business goals, and also ITAÚ UNIBANCO HOLDING’s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with the potential to increase the market value of their investments. 4. Against this backdrop and to make the segregation of Itaú Unibanco conglomerate’s business line related to XP feasible, some corporate restructures have been designed, comprising the following spin-offs: (i) the partial spin-off of ITB HOLDING, with transfer and merger of the spun-off portion into ITAÚ UNIBANCO, to be resolved on December 31, 2020, and it is certain that the spun-off portion will correspond exclusively to the total investment held by ITB HOLDING in XP, which will be held by ITAÚ UNIBANCO, except for one thousand (1,000) shares issued by XP, which will continue to be held by ITB HOLDING and the shares representing five percent (5%) of XP’s capital made available by ITB HOLDING for sale (“ITB Holding Spin-off”); (ii) immediately thereafter, under the terms of this Protocol and Justification, the partial spin-off of ITAÚ UNIBANCO, with transfer and merger of the spun-off portion into ITAÚ UNIBANCO HOLDING, and it is certain that the spun-off portion corresponds exclusively to the shares issued by XP transferred to ITAÚ UNIBANCO due to the ITB Holding Spin-off, which will now be held by ITAÚ UNIBANCO HOLDING (“Itaú Unibanco Spin-off”); (iii) on January 31, 2021, the partial spin-off of ITAÚ UNIBANCO HOLDING, with transfer of the spun-off portion to contribute to NEWCO’s capital stock, a company to be especially incorporated for this purpose, and it is certain that the spun-off portion will correspond to (a) shares issued by XP transferred to ITAÚ UNIBANCO HOLDING due to the Itaú Unibanco Spin-off; and (b) an amount in cash that will be transferred to NEWCO’s cash to support its initial operations (“Itaú Unibanco Spin-off” and, together with ITB Holding Spin-off and Itaú Unibanco Spin-off, the “Transaction”), thus completing the restructuring and eventually segregating the investment in XP. THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be ruled by the following terms and conditions: 1. REASONING AND PURPOSE OF THE TRANSACTION, COMPANIES’ INTEREST IN THE TRANSACTION AND COMPONENTS OF THE SPUN-OFF PORTION 1.1. After preliminary studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the management members of the Companies have concluded that this restructuring will fully meet the Itaú Unibanco conglomerate’s interests. 1.2. The purpose of Itaú Unibanco Spin-off, together with ITB Holding Spin-off and Itaú Unibanco Holding Spin-off, is segregating Itaú Unibanco conglomerate’s business line related to the investment in XP into NEWCO, so that ITAÚ UNIBANCO HOLDING’s stockholders become NEWCO’s stockholders and hold the same number, type and proportion of the shares they hold in ITAÚ UNIBANCO HOLDING itself. 1.3. Once the Transaction is approved, with the resulting set-up of NEWCO, ITAÚ UNIBANCO HOLDING’s stockholders will receive equity interest in NEWCO, in the same number, type and proportion of the shares they hold in ITAÚ UNIBANCO HOLDING itself. Accordingly, ITAÚ UNIBANCO HOLDING’s stockholders will continue to hold the same equity interest they currently do in this Company and will also become stockholders of NEWCO, whose main asset will be the investment in XP. This will enable ITAÚ UNIBANCO HOLDING and NEWCO to operate independently, with well-defined business goals, and also ITAÚ UNIBANCO HOLDING’s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with potential to increase the market value of their investments. Therefore, the main benefit of the Transaction is value creation to ITAÚ UNIBANCO HOLDING’s stockholders. 1.4. Itaú Unibanco Spin-off will result in the transfer of part of ITAÚ UNIBANCO’s stockholders’ equity to ITAÚ UNIBANCO HOLDING, with the spun-off portion to be merged into ITAÚ UNIBANCO HOLDING composed of two hundred twenty six million, five hundred twenty three thousand, three hundred four (226,523,304) shares issued by XP, valued at eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reads and eighty-five cents (R$8.585.423.862,85), corresponding to the total shares issued by XP that have been transferred to ITAÚ UNIBANCO due to the ITB Holding Spin-off (“Spun-off Portion”). 1.5. The remaining portion of ITAÚ UNIBANCO’s stockholders’ equity will correspond to ninety-four billion, eight hundred twenty-five million, nine hundred fifty-six thousand, two hundred forty-four Brazilian reais and fifty-two cents (R$94.825,956,244.52). 1.6. All assets and liabilities that compose ITAÚ UNIBANCO’s stockholders’ equity but do not compose the Spun-off Portion shall remain as ITAÚ UNIBANCO’s assets and liabilities. 2. CRITERIA FOR THE APPRAISAL OF THE SPUN-OFF PORTION, BASE DATE AND TREATMENT GIVEN TO SUBSEQUENT EQUITY CHANGES 2.1. The spun-off portion of ITAÚ UNIBANCO’s stockholders’ equity, to be merged into ITAÚ UNIBANCO HOLDING, will be appraised at book value, based on ITAÚ UNIBANCO’s balance sheet as of September 30, 2020 (“Spin-off Base Date”). 2.2. The expert firm PricewaterhouseCoopers AuditoresIndependentes (“Appraiser”), headquartered in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1.400, Torre Torino, 9º, 10º e 13º ao 17º andares, Centro Empresarial Água Branca, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, has been engaged to appraise ITAÚ UNIBANCO’s stockholders’ equity and the Spun-off Portion to be transferred to ITAÚ UNIBANCO HOLDING, based on the balance sheet as of the Spin-off Base Date (“Appraisal Report”), which is an integral part of this Protocol and Justification, under the terms of Attachment I hereto. 2.3. Out of the stockholders’ equity of one hundred three billion, four hundred eleven million, three hundred eighty thousand, one hundred seven Brazilian reais and thirty-

seven cents (R$103,411,380,107.37), recorded in **ITAÚ UNIBANCO**'s balance sheet as of September 30, 2020 and confirmed by the Appraisal Report, eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$8,585,423,862.85) will be transferred to **ITAÚ UNIBANCO HOLDING**, represented by the assets listed in Attachment II to this Protocol and Justification, related to the total shares issued by **XP** transferred to **ITAÚ UNIBANCO** due to the ITB Holding Spin-off.

2.4. After Itaú Unibanco Spin-off, **ITAÚ UNIBANCO** will remain existing uninterruptedly, and its stockholders' equity will be reduced driven by the transfer of the Spun-off Portion to **ITAÚ UNIBANCO HOLDING**, in accordance with the table below. Such reduction will be carried out: (i) without cancelling the shares issued by **ITAÚ UNIBANCO** held by **ITAÚ UNIBANCO HOLDING**; and (ii) by consequently reducing its capital stock by six billion, fifty-two million, seven hundred forty-nine thousand, eight hundred forty-two Brazilian reais and sixty-nine cents (R$6,052,749,842.69), as detailed in item 3.1, below. Consequently, **ITAÚ UNIBANCO**'s stockholders' equity will be represented as follows and will take into account the provision in item 2.4.1 below:

ACCOUNTS (as of 09/30/20)	STOCKHOLDERS' EQUITY BEFORE SPIN-OFF (R$)	SPUN-OFF PORTION (R$)	STOCKHOLDERS' EQUITY AFTER SPIN-OFF (R$)
Capital	71,925,425,749.46	(6,052,749,842.69)	65,872,675,906.77
Capital reserves	745,825,474.46		745,825,474.46
Revaluation reserves	4,950,564.75		4,950,564.75
Revenue reserves	30,936,651,341.89	(2,532,674,020,16)	28,403,977,321.73
Other comprehensive income	(201,473,023.19)		(201,473,023.19)
TOTAL	**103,411,380,107.37**	**(8,585,423,862.85)**	**94,825,956,244.52**

2.4.1. Between the Spin-off Base Date and the execution date of this Protocol and Justification, **ITAÚ UNIBANCO**'s capital was increased by four billion, fourteen Brazilian reais and twenty-three cents (R$4,000,000,014.23), with the issue of two hundred forty-six million, two hundred five thousand, fifteen (246,205,015) registered shares, with no par value, of which one hundred twenty-five million, seventy-two thousand, four hundred seven (125,072,407) are common and one hundred twenty-one million, one hundred thirty-two thousand, six hundred eight (121,132,608) are preferred shares on December 11, 2020. Therefore, as of this Protocol and Justification date, **ITAÚ UNIBANCO**'s capital stock is seventy-five billion, nine hundred twenty-five million, four hundred twenty-five thousand, seven hundred sixty-three Brazilian reais and sixty-nine cents (R$75,925,425,763.69).

2.5. Taking into account that **ITAÚ UNIBANCO** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the merger of the spun-off portion will not result in an increase in capital stock or issue of new shares of **ITAÚ UNIBANCO HOLDING**, thus merely representing a replacement of assets in **ITAÚ UNIBANCO HOLDING**'s stockholders' equity.

2.6. The Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO** will be held on January 31, 2021 ("Partial Spin-off Date"), in which, at least the following should be approved: (i) this Protocol and Justification; (ii) Itaú Unibanco Spin-off; (iii) the agreement with the appointment of the Appraiser; (iv) the Appraisal Report prepared by the Appraiser; (v) the consequent amendment to ITAÚ UNIBANCO’s bylaws; and (vi) the authorization to the Company’s management members to carry out all the actions required for implementing the Itaú Unibanco Spin-off. After the resolutions taken at the Extraordinary General Stockholders’ Meeting of ITAÚ UNIBANCO, the completion of Itaú Unibanco Spin-off will be contingent upon the approval from ITAÚ UNIBANCO HOLDING’s stockholders. 2.7. The proposed date for Itaú Unibanco total spin-off is January 31, 2021 (“Total Spin-off Date”), when the Extraordinary General Stockholders’ Meeting of ITAÚ UNIBANCO HOLDING will be held, in which at least the following should be approved: (i) this Protocol and Justification; (ii) the merger of the Spun-off Portion of ITAÚ UNIBANCO; (iii) the agreement with the appointment of the Appraiser; (iv) the Appraisal Report prepared by the Appraiser; (v) the authorization to the Company’s management members to carry out all the actions required for implementing the Itaú Unibanco Spin-off. After the resolutions taken at the Extraordinary General Stockholders’ Meeting of ITAÚ UNIBANCO HOLDING, Itaú Unibanco Spin-off will be fully in force, valid and effective when all rights and obligations related to the ITAÚ UNIBANCO Spun-off Portion to be merged into ITAÚ UNIBANCO HOLDING will be deemed as being owned by the latter. 2.8. The equity changes in the components of the Spun-off Portion carried out between the Spin-off Base Date and the Total Spin-off Date will be recognized by ITAÚ UNIBANCO and transferred to ITAÚ UNIBANCO HOLDING. 3. CORPORATE REPLACEMENT AND CAPITAL STOCK 3.1. After Itaú Unibanco Spin-off, ITAÚ UNIBANCO will continue to exist. However, in accordance with item 2.4 above, due to the transfer of a portion of its stockholders’ equity to ITAÚ UNIBANCO HOLDING, its capital stock will be reduced by six billion, fifty-two million, seven hundred forty-nine thousand, eight hundred forty-two Brazilian reais and sixty-nine cents (R$6,052,749,842.69), and will total sixty-nine billion, eight hundred seventy-two million, six hundred seventy-five thousand, nine hundred twenty-one Brazilian reais (R$69,872,675,921.00) from seventy-five billion, nine hundred twenty-five million. four hundred twenty-five thousand, seven hundred sixty-three Brazilian reais and sixty-nine cents (R$75,925,425,763.69), without cancelling ITAÚ UNIBANCO shares held by ITAÚ UNIBANCO HOLDING, as detailed in item 4.1 below. 3.2. In accordance with item 2.5 and taking into account that ITAÚ UNIBANCO is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion will not result in an increase in capital stock or issue of new shares of ITAÚ UNIBANCO HOLDING. Therefore, after the completion of Itaú Unibanco Spin-off, ITAÚ UNIBANCO HOLDING’s capital stock will remain being ninety-seven billion, one hundred forty-eight million Brazilian reais (R$97,148,000,000.00), represented by four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eight-nine (4,845,844,989) preferred shares.

3.3. Taking into account that the Itaú Unibanco Spin-off will not give rise to a capital increase and/or the issue of new shares by ITAÚ UNIBANCO HOLDING, there is no need to set out criteria for a ratio of exchange regarding the portion transferred thereto. 4. AMENDMENTS TO BYLAWS 4.1. If this Protocol and Justification is approved, ITAÚ UNIBANCO’s capital stock will be sixty-nine billion, eight hundred seventy-two million, six hundred seventy-five thousand, nine hundred twenty-one Brazilian reais (R$69,872,675,921.00) from seventy-five billion, nine hundred twenty-five million. four hundred twenty-five thousand, seven hundred sixty-three Brazilian reais and sixty-nine cents (R$75,925,425,763.69), without cancelling ITAÚ UNIBANCO shares held by ITAÚ UNIBANCO HOLDING, with the consequent change in the wording of Article 3, head provision, of ITAÚ UNIBANCO’s Bylaws, which will come into effect and read as follows: “Article 3—Subscribed and paid-in capital in local currency is sixty-nine billion, eight hundred seventy-two million, six hundred seventy-five thousand, nine hundred twenty-one Brazilian reais (R$69,872,675,921.00), represented by six billion, six hundred seventy-four million, sixteen thousand, two hundred twenty eight (6,674,016,228) book-entry shares, with no par value, of which three billion, three hundred ninety million, four hundred seven thousand, two hundred sixty-five (3,390,407,265) are common and three billion, two hundred eighty three million, six hundred eight thousand, nine hundred sixty-three (3,283,608,963) are preferred shares, the latter with no voting rights but with the following advantages: I—priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II—in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares, never lower than those distributed to common shares”. 4.2. Since no capital increase of ITAÚ UNIBANCO HOLDING will take place, no amendment to its Bylaws is required as a result of the Itaú Unibanco Spin-off. 5. MISCELLANEOUS 5.1 Given the absence of minority stockholders in the Companies and the lack of a ratio of exchange or capital increase in ITAÚ UNIBANCO HOLDING, as well as the fact that Itaú Unibanco Spin-off will not result in any of the cases described in Article 137, item III, of Brazilian Corporate Law, there will be no right of dissent driven by Itaú Unibanco Spin-off, and Article 264 of Brazilian Corporate Law is not applicable. 5.2 Once Itaú Unibanco Spin-off is approved, ITAÚ UNIBANCO HOLDING will succeed ITAÚ UNIBANCO only regarding the obligations related to the Spun-Off Portion, and there shall be no joint and several liability between the parties, in accordance with the sole paragraph of Article 233 of Brazilian Corporate Law.

5.3 Taking into account that both Companies are financial institutions authorized to operate by the Central Bank of Brazil, the Itaú Unibanco Spin-off will be submitted to approval from the latter, in accordance with applicable regulation. 5.4 The Companies agree that, after the terms of Itaú Unibanco Spin-off are approved by the proper bodies of the Companies, under the terms of this Protocol and Justification, and after review and approval from the Central Bank of Brazil, the former will file and publish the partial spin-off related acts, in accordance with applicable legislation. 5.5. This Protocol and Justification will be entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification. IN WITNESS WHEREOF, the parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below. São Paulo, December 30, 2020. ITAÚ UNIBANCO S.A.    Leila Cristiane Barboza Braga de Melo Carlos Henrique Donegá Aidar Executive Officer Officer ITAÚ UNIBANCO HOLDING S.A.    Leila Cristiane Barboza Braga de Melo Álvaro Felipe Rizzi Rodrigues Executive Officer Officer

ATTACHMENT I APPRAISAL REPORT

ATTACHMENT II ASSETS AND LIABILITIES TRANSFERRED ITA U UNIBANCO SA. Balance Sheet (ltuni11io,¢1ReM } Opening balance As.se~ at 09.30.2020 Partial spin-off Balance after spi n-off Current and Jona:term assets 1,416,304,.t81 t ,A16,304,48t l!etJnil.Jlenu_s~ets 118;444,163 (8,585,424) 109,858,739 Investments 107,921 ,576 (8,585,424) 99,336,152 tnvesln’enls in associates and subsidiaries 107,770,123 {8,585,424) 99. 184,699 iO Brazi’J 92,708.651 (8.585,424) 84.123,227 Abroad 15,061 ,472 15,061,472 Q!!!f~tmenl& 226,941 226.94 t iAlowance ror losses {75,488) (75,488) Fixed assets 4,5.56 88.4 4,556,884 1 ~.!![IS.!!Ji!!!.~ 5,965,703 5.965,703 Total asset& 1 .534. •748,644    (8.585,424) 1.526.163.220 Opening balance Total liabilities and stockholders’ equity at 09.30.2020 Partial spin-off Balance after spi n-off ~~‘ltand lo!!9:1erm ll!;l?ilities 1 ,430,940,A47 1,430.940,447 .O .!. ferr_!d inco!!‘9 396,817 396,817 Stockhold!rs’ equity 103;411 ,380 (8,585,424) 84,825,956 £!J!Ial 7 1,925.426 {6,052,750) 65.872,676 f_apilal reserves 745,825 745,825 Revaluation UISGNIIS 4,951 4.95 1 Revenue reserves 30,936,651 (2.532,674) 26,403.977 Other CO!!J!ehensive income (20 1,473) (201,473) Total liabilities and st ockholders’ eguit! 1,$34.,748,644 {8.535,424} 1.526,1 63.220

PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPIN-OFF OF ITAÚ UNIBANCO HOLDING S.A. WITH THE MERGER OF THE SPUN-OFF PORTION OF STOCKHOLDERS’ EQUITY INTO A NEW COMPANY TO BE INCORPORATED By this Protocol and Justification for Spin-off (“Protocol and Justification”), prepared in accordance with the provisions in Articles 224, 225 and 229 of Law No 6,404/76 (“Brazilian Corporate Law”) and other applicable legal provisions, and in the due form of the law, ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ UNIBANCO HOLDING” or “Company”), headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PisoItaú Unibanco, ParqueJabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23 and NIRE No. 35300010230, herein represented by its undersigned Officers; WHEREAS, 1. (i) the Protocol and Justification for the Partial Spin-off of ITB Holding BrasilParticipações Ltda. (CNPJ No. 04.274.016/0001-43) (“ITB HOLDING”), with transfer and merger of the spun-off portion into Itaú Unibanco S.A. (CNPJ No. 60.701.190/0001-04) (“ITAÚ UNIBANCO”); and (ii) the Protocol and Justification for the Partial Spin-off of Itaú Unibanco S.A., with transfer and merger of the spun-off portion into ITAÚ UNIBANCO HOLDING, were entered into on December 30, 2020. 2. The spin-offs and mergers mentioned in item 1 above will cause ITAÚ UNIBANCO HOLDING to become the holder of 226,523,304 (two hundred twenty-six million, five hundred twenty-three thousand, three hundred four) shares representing, as of September 30, 2020, 41.05% of XP Inc.’s capital stock (“XP”), a company headquartered in the Cayman Islands and listed on NASDAQ. XP, in turn, holds equity interest in XP Investimentos S.A., the holding company of the “XP Group” that has interest in many companies operating in local and international financial markets. 3. Itaú Unibanco conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts.Accordingly, on November 26, 2020, ITAÚ UNIBANCO HOLDING’s Board of Directors approved the proposal for a corporate restructuring aimed at segregating, into a new company, Itaú Unibanco conglomerate’s business line related to the equity interest in XP.This segregation will enable Itaú Unibanco conglomerate and the new company to operate independently, with well-defined business goals, and also ITAÚ UNIBANCO HOLDING’s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with the potential to increase the market value of their investments. 4. Against this backdrop and to make this segregation feasible, some corporate restructures have been carried out, as follows:(i) the partial spin-off of ITB HOLDING, with transfer and merger of the spun-off portion into ITAÚ UNIBANCO, in accordance with the Protocol and Justification entered into on December 30, 2020, and it is certain that the spun-off portion corresponds exclusively to the total investment held by ITB HOLDING in XP, which is now held by ITAÚ UNIBANCO, except for1,000(one thousand) shares issued by XP, which will continue to be held by ITB HOLDING (“ITB Holding Spin-off”) and 5% of the shares representing XP’s capital made available by ITB HOLDING for sale (“ITB Holding Spin-off”); (ii) immediately thereafter, the partial spin-off of ITAÚ UNIBANCO, with transfer and merger of the spun-off portion into ITAÚ UNIBANCO HOLDING, in accordance with the Protocol and Justification entered into on December 30, 2020, and it is certain that the spun-off portion corresponds exclusively to the shares issued by XP transferred to ITAÚ UNIBANCO due to the ITB Holding Spin-off, which will now be held by ITAÚ UNIBANCO HOLDING (“Itaú Unibanco Spin-off”); (iii) on January 31, 2021, the partial spin-off of ITAÚ UNIBANCO HOLDINGwill be resolved on, in accordance with this Protocol and Justification, with transfer of the spun off portion to contribute to the capital stock of a new company to be incorporated especially for this purpose (“NEWCO”), which will be directly held by the current stockholders of ITAÚ UNIBANCO HOLDING, and it is certain that the spun-off portion will correspond to (a) shares issued by XP transferred to ITAÚ UNIBANCO HOLDING due to the Itaú Unibanco Spin-off; and (b) an amount in cash that will be transferred to NEWCO’s cash to support its initial operations (“Itaú Unibanco Spin-off” and, together with ITB Holding Spin-off and Itaú Unibanco Spin-off, “Transaction”), thus completing the restructurings and eventually segregating the investment in XP. THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be ruled by the following terms and conditions: 1. REASONING AND PURPOSE OF THE TRANSACTION, COMPANIES’ INTEREST IN THE TRANSACTION AND COMPONENTS OF THE SPUN-OFF PORTION 1.1. After preliminary studies about the convenience of the spin-off, and based on the arguments included in the recitals above, the management members of the Company have concluded that this restructuring will fully meet Itaú Unibanco conglomerate’s interests. 1.2. The purpose of the Itaú Unibanco Holding Spin-off, together with ITB Holding Spin-off and Itaú Unibanco Spin-off, is segregating Itaú Unibanco conglomerate’s business line related to the investment in XP into NEWCO, so that ITAÚ UNIBANCO HOLDING’s stockholders become NEWCO’s stockholders and hold the same number, type and proportion of the shares they hold in ITAÚ UNIBANCO HOLDING itself. 1.3. Once the Transaction is approved, with the resulting set-up of NEWCO, ITAÚ UNIBANCO HOLDING’s stockholders will receive equity interest in NEWCO, in the same number, type and proportion of the shares they hold in ITAÚ UNIBANCO HOLDING itself. Accordingly, ITAÚ UNIBANCO HOLDING’s stockholders will continue to hold the same equity interest they currently do in this Company and will also become stockholders of NEWCO, whose main asset will be the investment in XP.This will enable ITAÚ UNIBANCO HOLDING and NEWCO to operate independently, with well-defined business goals, and also ITAÚ UNIBANCO HOLDING’s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with potential to increase the market value of their investments. Therefore, the main benefit of the Transaction is value creation to ITAÚ UNIBANCO HOLDING’s stockholders. 1.4. Itaú Unibanco Holding Spin-off will result in the transfer of part of ITAÚ UNIBANCO HOLDING’s stockholders’ equity, and the spun-off portion to be transferred to contribute to NEWCO’s capital stock is represented by (i)226,523,304(two hundred twenty-six million, five hundred twenty-three thousand, three hundred four) shares issued by XP, valued atR$ 8,585,423,862.85(eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eighty hundred sixty-two Brazilian reais and eighty-five cents), corresponding to the total shares issued by XP that will have been transferred to ITAÚ UNIBANCO HOLDING due to Itaú Unibanco Spin-off; (ii) an amount of R$ 10,000,000.00 (ten million Brazilian reais) in cash, that will be transferred to NEWCO’s cash to support its initial operations (“Spun-off Portion”). 1.5. The remaining portion of ITAÚ UNIBANCO HOLDING’s stockholders’ equity will correspond to R$ 122,071,120,505.31 (one hundred twenty-two billion, seventy-one million, one hundred twenty thousand, five hundred five Brazilian reais and thirty-one cents). 1.6. All assets and liabilities that compose ITAÚ UNIBANCO HOLDING’s stockholders’ equity but do not compose the Spun-off Portion shall remain as ITAÚ UNIBANCO HOLDING’s assets and liabilities. 2. CRITERIA FOR THE APPRAISAL OF THE SPUN-OFF PORTION, BASE DATE AND TREATMENT GIVEN TO SUBSEQUENT EQUITY CHANGES 2.1. The Spun-off Portion of ITAÚ UNIBANCO HOLDING’s stockholders’ equity, to be transferred to contribute to the capital of NEWCO, will be appraised at book value, based on ITAÚ UNIBANCO HOLDING’s balance sheet as of September 30, 2020 (“Spin-off Base Date”). 2.2. The expert firm PricewaterhouseCoopers AuditoresIndependentes (“Appraiser”), headquartered in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1.400, 7º andar, Torre Torino, 9º, 10º and 13º to 17º andares, Centro EmpresarialÁguaBranca, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, has been engaged to appraise ITAÚ UNIBANCO HOLDING’s stockholders’ equity and the Spun-Off Portion of ITAÚ UNIBANCO HOLDING’s stockholders’ equity to be transferred to NEWCO, based on the balance sheet as of the Spin-off Base Date (“Appraisal Report”), which is an integral part of this Protocol and Justification, under the terms of Attachment I hereto. 2.3. Out of the stockholders’ equity of R$ 130,666,544,368.16 (one hundred thirty billion, six hundred sixty-six million, five hundred forty-four thousand, three hundred sixty-eight Brazilian reais and sixteen cents), recorded in ITAÚ UNIBANCO HOLDING’s balance sheet as of September 30, 2020 and confirmed by the Appraisal

Report, the amount of R$ 8,595,423,862.85 (eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents) will be transferred to NEWCO, represented by the assets listed in Attachment II to this Protocol and Justification, related to (i) total shares issued by XP transferred to ITAÚ UNIBANCO HOLDING due to Itaú Unibanco Spin-off; and (ii) an amount of R$ 10,000,000.00 (ten million Brazilian reais) in cash to be transferred to NEWCO’s cash to support its initial operations. 2.4. After Itaú Unibanco Holding Spin-off, ITAÚ UNIBANCO HOLDING will remain existing uninterruptedly, and its stockholders’ equity will be reduced driven by the transfer of the Spun-off Portion, in accordance with the table below. Such reduction will be carried out:(i) without cancelling shares; (ii) consequently reducing its capital stock by R$ 6,419,000,000.00 (six billion, four hundred nineteen million Brazilian reais), as detailed in item 3.1 below. Consequently, ITAÚ UNIBANCO HOLDING’s stockholders’ equity will be represented as follows:    STOCKHOLDERS’ STOCKHOLDERS’ ACCOUNTS SPUN-OFF EQUITY BEFORE EQUITY AFTER (as of 09/30/20) PORTION (R$) SPIN-OFF (R$) SPIN-OFF (R$) Capital 97,148,000,000.00 (6,419,000,000.00) 90,729,000,000.00 Capital reserves 1,995,560,958.98    1,995,560,958.98 Revenue reserves 33,638,992,071.28 (2,176,423,862.85) 31,462,568,208.43 Other comprehensive (1,208,797,166.91)    (1,208,797,166.91) income (Treasury shares) (907,211,495.19)    (907,211,495.19) TOTAL 130,666,544,368.16 (8,595,423,862.85) 122,071,120,505.31 2.5. Taking into account that Itaú Unibanco Holding Spin-off will be carried out by transferring the Spun-off Portion to contribute to NEWCO’s capital stock, the act itself that approves the spin-off will also serve as the act of incorporation of NEWCO, as mentioned in item 2.6 below. 2.6. The proposed date for Itaú Unibanco Holding Spin-off is January 31, 2020 (“Spin-off Date”), when all rights and obligations related to the Spun-off Portion of ITAÚ UNIBANCO HOLDING, to be absorbed by NEWCO, will be deemed as being owned by the latter.Itaú Unibanco Holding Spin-off will be carried out at ITAÚ UNIBANCO HOLDING’s Extraordinary General Stockholders’ Meeting, in which at least the following should be approved: (i) this Protocol and Justification document; (ii) the Itaú Unibanco Holding Spin-off and consequent incorporation of NEWCO; (iii) the agreement with the appointment of the Appraiser; (iv) the Appraisal Report prepared by the Appraiser; (v) the corresponding amendment to Bylaws; and (vi) the authorization to the Company’s management members to carry out all the actions required for implementing Itaú Unibanco Holding Spin-off. 2.7. The equity changes in the components of the Spun-off Portion carried out between the Spin-off Base Date and the Spin-off Date will be recognized by ITAÚ UNIBANCO HOLDING and transferred to NEWCO.

3. CORPORATE REPLACEMENT AND CAPITAL STOCK 3.1. After the partial spin-off, ITAÚ UNIBANCO HOLDING will continue to exist.However, under the terms of item 2.4 above, due to the transfer of a portion of its stockholders’ equity to NEWCO, its capital stock will be reduced byR$ 6,419,000,000.00(six billion, four hundred nineteen million Brazilian reais), totaling R$ 90,729,000,000.00 (ninety billion, seven hundred twenty-nine million Brazilian reais) from R$ 97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million Brazilian reais) without cancelling shares, as detailed in item 4.1, below. 3.2. Due to Itaú Unibanco Holding Spin-off and transfer of the Spun-off Portion to NEWCO, ITAÚ UNIBANCO HOLDING’s stockholders will be entitled to 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) preferred shares issued by NEWCO, in the same number, type and proportion of the shares held by these stockholders in ITAÚ UNIBANCO HOLDING itself.    3.3. The holders of preferred shares issued by ITAÚ UNIBANCO HOLDING will receive preferred shares issued by NEWCO, with no voting rights but with the following advantages:(i) priority in receiving capital reimbursement in the event of winding-up of the company, with no premium; and (ii) in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. Taking into account that NEWCO’s main asset will be the ownership of the equity interest in XP, a company headquartered in the Cayman Islands, preferred shares issued by NEWCO will not be entitled to receiving the minimum priority dividend assigned to the preferred shares issued by ITAÚ UNIBANCO HOLDING, in accordance with Article 3, item I, of the Company’s Bylaws. 3.4. The shares issued by NEWCO and their corresponding American Depositary Receipts – ADRs will be distributed to stockholders and holders of ADRs of ITAÚ UNIBANCO HOLDING, as a result of the Itaú Unibanco Holding Spin-off, after NEWCO obtains the register as a publicly-held company in the “A” category before the Brazilian Securities and Exchange Commission (CVM) and has its requests accepted regarding the admission of its shares for trading on B3 S.A.– Brasil, Bolsa, Balcão (“B3”) and for having ADRs backed by its shares to be admitted for trading on the New York Stock Exchange (“NYSE”). 3.5. Shares issued by ITAÚ UNIBANCO HOLDING will continue to be traded with right to receiving shares issued by NEWCO by the date the related registers with CVM, B3 and NYSE are obtained.After these registers are obtained, ITAÚ UNIBANCO HOLDING will disclose a Notice to Stockholders with information on the date when shares issued by NEWCO and their corresponding ADRs will be distributed and other applicable procedures.Nonetheless, the legal and accounting segregated structure of ITAÚ UNIBANCO HOLDING and NEWCO will come into effect as from its approval from stockholders at the Extraordinary General Stockholders Meeting. 4. AMENDMENTS TO BYLAWS 4.1. If the terms of this Protocol and Justification are approved, ITAÚ UNIBANCO HOLDING’s capital stock will totalR$ 90,729,000,000.00(ninety billion, seven hundred twenty-nine million Brazilian reais) from R$ 97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million Brazilian reais), without cancelling ITAÚ UNIBANCO HOLDING’s shares held by its current stockholders, and the consequent change in the wording of Article 3, head provision, of ITAÚ UNIBANCO HOLDING’s Bylaws, which will come into effect and read as follows: “Article 3—Subscribed and paid-in capital isR$ 90,729,000,000.00(ninety billion, seven hundred twenty-nine million Brazilian reais), represented by 9,804,135,348 (nine billion, eight hundred four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares, with no par value, of which 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) are common and4,845,844,989(four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) are preferred shares, the latter with no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares”. 4.2. Additionally, ITAÚ UNIBANCO HOLDING’s Extraordinary General Stockholders’ Meeting will also serve as the General Stockholders’ Meeting that approves the incorporation of NEWCO, the capital stock of which will totalR$ 8,595,423,862.85(eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents), represented by 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and4,845,844,989(four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) preferred shares, and the draft of the complete Bylaws is an integral part of this Protocol and Justification, under the terms of Attachment III hereto. 5. MISCELLANEOUS 5.1. Since (i) Itaú Unibanco Holding Spin-off will be carried out in ITAÚ UNIBANCO HOLDING itself with a new company (NEWCO) being especially incorporated to absorb the Spun-off Portion; and (ii) NEWCO’s stockholding base shall have the same stockholding structure of ITAÚ UNIBANCO HOLDING’s, as its stockholders will receive the same number, type and proportion of shares issued by NEWCO, Article 264 of Brazilian Corporate Law is not applicable. 5.2. ITAÚ UNIBANCO HOLDING’s stockholders will not be entitled to the right of dissent, since the spin-off will not result in (i) change of ITAÚ UNIBANCO

HOLDING’s corporate purpose; (ii) reduction in the mandatory dividend; or (iii) holding interest in a group of companies, as provided for in Articles 136 and 137 of Brazilian Corporate Law. 5.3. Once Itaú Unibanco Holding Spin-off is approved, NEWCO will succeed ITAÚ UNIBANCO HOLDING only regarding the obligations related to the Spun-off Portion, and there shall be no joint and several liability between the parties, in accordance with the sole paragraph of Article 233 of Brazilian Corporate Law. 5.4. Taking into account that the Company is a financial institution authorized to operate by the Central Bank of Brazil, Itaú Unibanco Holding Spin-off will be submitted to approval from the latter, in accordance with applicable regulation. 5.5. As provided for in Article 229, paragraph 2, of Brazilian Corporate Law, this Protocol and Justification includes all information required by Articles 224 and 225 of Brazilian Corporate Law that is applicable to the partial spin-off regulated herein. 5.6. The Company agrees that, after the terms of the Itaú Unibanco Holding Spin-off are approved by the proper bodies, under the terms of this Protocol and Justification, and after review and approval of the transaction from the Central Bank of Brazil, the former will file and publish the partial spin-off acts, in accordance with applicable legislation. 5.7. This Protocol and Justification will be entered into on an irrevocable and irreversible basis, binding the signatory hereto and its successors and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification. IN WITNESS WHEREOF, the parties hereby have executed this Protocol and Justification in 4 (four) copies of equal content, in the presence of the 2 (two) witnesses identified below. São Paulo, December 31, 2020. ITAÚ UNIBANCO HOLDING S.A. Leila Cristiane Barboza Braga de Melo Álvaro Felipe Rizzi Rodrigues Executive Officer Officer

ATTACHMENT I APPRAISAL REPORT *

ATTACHMENT II ASSETS AND LIABILITIES TRANSFERRED IT AU UNIBANCO HOLDING S.A. Balance Sheet (Pro Forma) (In millions of Reais) Balance on Partial Balance Assets 09/30/2020 spin-off after spin-off Current assets and long term receivables 76,020 (10) 76,010 Cash and cash equivalents 262 (10) 252 Interbank Investments 68,836 68,836 Securities and derivative financial instruments 210 210 Other receivables 6,683 6,683 Other assets 29 29 Permanent assets 129,982 (8,585) 121,397 Investments 129,982 (8,585) 121,397 Total assets 206 002 (8,595) 197,407 Liabilities and stockholders’equity Current liabilities and long term liabilities 75,335 75,335 Stockholders’equity 130,667 (8,595) 122,072 Capital 97148 (6419) 90 729 Capital reserves 1 996 1 996 Revenue reserves 33 639 (2176) 31463 Other comprehensive income (1209) (1209) (Treasury shares) (907) (907) Total liabilities and stockholders’ equity 206,002 (8,595) 197,407

ATTACHMENT III DRAFT OF NEWCO’S BYLAWS “[NEWCO] CNPJ [•] NIRE [•] BYLAWS Article1 – NAME, TERM AND HEAD OFFICE – This publicly-held company is governed by these bylaws and named1. It has been incorporated with no final term and has its head office and address for legal purposes in the City and State of São Paulo. Article2 – PURPOSE – The company’s only purpose is to hold equity interest, as a stockholder, directly or indirectly, in the capital stock of XP Inc., a company headquartered in the Cayman Islands. Article 3 – CAPITAL AND SHARES – Subscribed and paid-in capital is R$8,595,423,862.85 (eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents), represented by 9,804,135,348 (nine billion, eight hundred four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, of which4,958,290,359(four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) are common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand nine hundred eighty-nine) are preferred shares, the latter having no voting rights, except for the provision in item 4.4, but with the following advantages:I—priority to the right to reimbursement of capital, without premium; II – in the event of a sale of the company’s controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – As resolved by the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, of which 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) are common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) are preferred shares. 3.2. Stock Option – Within the limits of the authorized capital and in accordance with the plan approved by the General Meeting, stock options may be granted to 1As informed in the ESA Manual, Newco’s name will be disclosed to stockholders over January 2021.

management members and employees of the company and its controlled companies. 3.3. Share Buyback – The company may buy its own shares back for the purposes of cancelling or holding them in treasury for subsequent sale, subject to authorization by the Board of Directors. Article4 – GENERAL MEETING– The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, for all legal purposes, and extraordinarily whenever corporate interests so require. 4.1. The work of any General Meeting shall be chaired by a management member nominated by the Meeting with an attendee appointed by the Meeting as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Meetings. 4.3. The following is the exclusive prerogative of the General Meeting: a) resolve on the financial statements and the distribution and allocation of profits; b) resolve on the management report and the Board of Officers’ accounts; c) set the overall and annual compensation of the members of the Board of Directors and Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve amendments to these bylaws and capital stock, with the proviso of the powers granted to the Board of Directors by item 3.1 above, as well as mergers, takeovers, spin-offs or any other forms of corporate restructuring involving the company; and f) resolve on retained profits or the recognition of reserves. 4.4. Resolutions by the General Meeting shall be taken by majority of votes of the attending stockholders, subject to any exceptions set forth by law, as well as the following matters, which shall depend on the approval from stockholders representing the majority of total capital stock: a) change to the company’s corporate purpose; and b) any decision in connection with the winding-up, liquidation or dissolution involving the company, including due to mergers, spin-offs or its merger into another company. Article5 – MANAGEMENT – The company shall be managed by a Board of Directors and by a Board of Officers. In accordance with the law and these Bylaws, the Board of Directors shall have guidance, elective, and supervisory roles, except for operational and executive functions that will be incumbent upon the Board of Officers.

5.1. Investiture– Board members and Officers shall be invested in their positions upon the signing of their terms of office in the book of minutes of the Board of Directors or of the Board of Officers, as applicable. 5.2. Management Compensation – Management members shall receive both compensation and profit sharing, subject to statutory limits. The General Meeting shall set an overall annual amount to be paid as compensation. It is incumbent upon the Board of Directors to regulate the use of this compensation amount and the apportionment of the profit sharing to the members of this Board of Directors and Board of Officers. 5.3. Defense of Management Members– The company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position or function in the company or its controlled companies, as well as to those individuals formally nominated by the company to hold management positions or positions in advisory or decision-making bodies in other entities, including XP Inc. and its controlled companies. Article6 – BOARD OF DIRECTORS– The Board of Directors shall be composed of natural persons, elected by the General Meeting. 6.1. The Board of Directors shall have 4 (four) members, and among them one will be appointed as its Chairperson. 6.2. The positions of Chairperson of the Board of Directors and Chief Executive Officer may not be concurrently held by the same person. 6.3. In the case of any definitive vacancy or incapacity in office of the Chairperson, the Board of Directors shall resolve on the appointment of one of its members for such position. 6.3.1. In the case of temporary absence or incapacity in office of the Chairperson, the Board of Directors shall nominate an interim deputy among its members. 6.4. The unified term of office of the members of the Board of Directors shall be 1 (one) year from the date they are elected by the General Meeting, extendable until the investiture date of their successors.

6.5. No individual may be elected to the position of member of the Board of Directors who is 70 (seventy) years of age on the date of their election. 6.6. The Board of Directors, to be called by the Chairperson or any of the Board members, shall meet whenever corporate interests so require, its decisions only being valid upon the attendance of at least the majority of the acting members. 6.6.1. Any Board member may attend meetings via telephone call, video conference, telepresence, email, or any other communication means. In this case, the Board member will be deemed present at the meeting for purposes of checking out the opening or voting quorum, and the vote they cast shall be deemed valid for all legal intents and purposes. 6.7. It is incumbent upon the Board of Directors: a) set the company’s general business guidelines; b) elect to and remove from office the company’s Officers and define their functions; c) supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already or about to be executed and any other acts; d) call the General Stockholders’ Meeting at least 15 (fifteen) days before the date it will be held, and this period shall be counted as from the publication of the first call notice; e) opine on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; f) resolve on budgets for results and for investments and respective action plans; g) appoint and remove independent auditors; h) resolve on the distribution of interim dividends, including to the retained earnings or revenue reserve accounts contained in the latest annual balance sheet; i) resolve on the payment of interest on capital; j) resolve on buy-back transactions, on a non-permanent basis, for purposes of holding shares as treasury stock or cancelling or selling these shares; k) resolve on the set-up of committees to address specific matters within the scope of the Board of Directors; l) evaluate the performance and disclose, on an annual basis, the identity of the independent members, if any, as well as examine any circumstances that may compromise their independence; m) opine on the public offerings of shares or other securities issued by the company;

n) within the limit of authorized capital, resolve on capital increase and issue of any negotiable and other instruments convertible into shares, in accordance with item 3.1 hereof; and o) examine transactions with related parties. Article 7 – BOARD OF OFFICERS–The management and representation of the company shall be incumbent upon the Board of Officers, elected by the Board of Directors. 7.1. The Board of Officers shall be composed of 2 (two) members, including the position of Chief Executive Officer and one position of Officer with no specific title; 7.2. In the case of absence or incapacity of any Officer, the Board of Officers may choose their interim deputy from among its members; 7.3. If any position becomes vacant, the Board of Directors may appoint a deputy officer to complete the term of the replaced officer; 7.4. The Officers shall exercise their 1 (one) year term of office, and may be eligible for reelection, remaining in their positions until their successors take office; 7.5. A person shall be ineligible for the position of officer if they are already 65 (sixty five) years old on election date. Article 8 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS GRANTED TO OFFICERS – 2 (two) Officers shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document giving rise to a liability for the company, including by pledging guarantees on behalf of third parties; (ii) settle disputes and waive rights, and be able to encumber and sell permanent assets; (iii) decide on opening, closing or reorganizing branch offices; (iv) appoint proxies; and (v) represent the company in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds interest, in accordance with the Article 2. 8.1. Regarding the cases laid down in the head provision, except for the provision in item “(iv)”, the company may also be jointly represented by (i) either one officer and one proxy, or (ii) two proxies. 8.1.1. Exceptionally, the company may be represented by one proxy only:(i) before any public administration body, direct or indirect, in acts not implying the assumption or waive of rights and obligations; and (ii) in proxy instruments with an ad judicia clause. Regarding the cases in items (i) and (ii) the company may also be represented by one Officer only; 8.1.2. The Board of Directors may provide for or introduce other exceptions to those already included in sub item 8.1.1;

8.1.3. With the exception of the authority granted by a client to an attorney-in-fact, proxy instruments shall have a mandatory term of no more than 1 (one) year. 8.2. The Chief Executive Officer shall be responsible for calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the company’s services, and setting internal and operational rules. 8.3. The Officer with no specific title shall be responsible for the activities assigned to them by the Board of Directors. Article 9 – FISCAL COUNCIL – The company shall have a Fiscal Council, which will not operate on a permanent basis, to be composed of 3 (three)to 5 (five) effective members and an equal number of deputies. The Fiscal Council shall be elected and operate in conformity with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 10 – FISCAL YEAR– The fiscal year will end on December 31 of each year and, on a discretionary basis, interim balance sheets as of any date will be prepared, including for dividend payment purposes, subject to legal provisions. Article 11 – ALLOCATION OF NET INCOME AND RECOGNITION OF RESERVES– Together with the financial statements, the Board of Directors will submit a proposal to the Annual General Stockholders’ Meeting as to the allocation of net income for the year, in accordance with Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows: a) before any other allocation, 5% (five percent) will be allocated to the recognition of the Legal Reserve, not exceeding 20% (twenty percent) of capital stock; b) the amount allocated to distribution of dividends to stockholders shall comply with Article 12, and both common and preferred shares will be included in the distribution of profits under equal conditions; and c) the remaining portion of net income for the year, adjusted in accordance with Article 202 of Law 6,404/76, may be allocated to the recognition of a Statutory Revenue Reserve (i) the purpose of which will be (a) providing for funds for keeping the company operating; (b) ensuring that there will be funds for the payment of dividends, including interest on capital or interim payments, to keep the flow of remuneration to stockholders; (c) redemption, reimbursement or share buyback operations, as set forth by legislation in force; and (d) capital stock increase, including by means of new share bonus; and (ii) the balance of this reserve, added to the Legal Reserve balance, must not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76. Article 12 – MANDATORY DIVIDEND–Stockholders have the right to receive, as mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under sub items “a” and “b” of item I of Article 202 of Law No. 6,404/76, and complying with items II and III of this same Article.

12.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to the same reserve. 12.2. Upon resolution of the Board of Directors, interest on capital may be paid out, and the amount of the interest paid out or received will be ascertained to the mandatory dividend amount, in accordance with Article 9, paragraph 7, of Law No. 9,249/95.

XP 1 ART S.A. CNPJ [•] NIRE [• BYLAWS Article 1 – NAME, TERM AND HEAD OFFICE – This publicly-held company is governed by these bylaws and named XPART S.A. It has been incorporated with no final term and has its head office and address for legal purposes in the City and State of São Paulo. Article 2 – PURPOSE – The Company’s only purpose is to hold equity interest, as a stockholder, directly or indirectly, in the capital stock of XP Inc., a company headquartered in the Cayman Islands. Article 3 – CAPITAL AND SHARES – Subscribed and paid-in capital is R$8,595,423,862.85 (eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, of which 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) are common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand nine hundred eighty-nine) are preferred shares, the latter having no voting rights, except for the provision in item 4.4, but with the following advantages: I – priority to the right to reimbursement of capital, without premium; II – in the event of a sale of the company’s controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital—As resolved by the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, of which 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) are common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) are preferred shares.    3.2. Stock Option—Within the limits of the authorized capital and in accordance with the plan approved by the General Meeting, stock options may be granted to management members and employees of the company and its controlled companies. 1The incorporation of XPart S.A. and, therefore, the term of these Bylaws are dependent on the favorable opinion from the Federal Reserve Board (FED) being granted to the controlling stockholders, as recorded at the Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding S.A. of January 31, 2021.

BYLAWS OF XP PART S.A., AS CONSOLIDATED AT THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF    ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 (ATTACHMENT III).                 Page 2 3.3. Share Buybacks—The company may buy its own shares back for the purposes of cancelling or holding them in treasury for subsequent sale, subject to authorization by the Board of Directors. Article4 – GENERAL MEETING—The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, for all legal purposes, and extraordinarily whenever corporate interests so require. 4.1. The work of any General Meeting shall be chaired by a management member nominated by the Meeting with an attendee appointed by the Meeting as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Meetings. 4.3. The following is the exclusive prerogative of the General Meeting:    a) resolve on the financial statements and the distribution and allocation of profits; b) resolve on the management report and the Board of Officers’ accounts; c) set the overall and annual compensation of the members of the Board of Directors and Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve amendments to these bylaws and capital stock, with the proviso of the powers granted to the Board of Directors by item 3.1 above, as well as mergers, takeovers, spin-offs or any other forms of corporate restructuring involving the company; and f) resolve on retained profits or the recognition of reserves. 4.4. Resolutions by the General Meeting shall be taken by majority of votes of the attending stockholders, subject to any exceptions set forth by law, as well as the following matters, which shall depend on the approval from stockholders representing the majority of total capital stock:    a) change to the company’s corporate purpose; and b) any decision in connection with the winding-up, liquidation or dissolution involving the company, including due to mergers, spin-offs or its merger into another company. Article 5 – MANAGEMENT – The company shall be managed by a Board of Directors and by a Board of Officers. In accordance with the law and these Bylaws, the Board of Directors shall have guidance, elective, and supervisory roles, except for operational and executive functions that will be incumbent upon the Board of Officers.

BYLAWS OF XP PART S.A., AS CONSOLIDATED AT THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF    ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 (ATTACHMENT III).                 Page 3 5.1. Investiture –Board members and Officers shall be invested in their positions upon the signing of their terms of office in the book of minutes of the Board of Directors or of the Board of Officers, as applicable. 5.2. Management Compensation—Management members shall receive both compensation and profit sharing, subject to statutory limits. The General Meeting shall set an overall annual amount to be paid as compensation. It is incumbent upon the Board of Directors to regulate the use of this compensation amount and the apportionment of the profit sharing to the members of this Board of Directors and Board of Officers. 5.3. Defense of management members – The company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest.    5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position or function in the company or its controlled companies, as well as to those individuals formally nominated by the company to hold management positions or positions in advisory or decision-making bodies in other entities, including XP Inc. and its controlled companies. Article 6 – BOARD OF DIRECTORS – The Board of Directors shall be composed of natural persons, elected by the General Meeting. 6.1. The Board of Directors shall have at least 4 (four) members, and among them one will be appointed as its Chairperson. 6.2. The positions of Chairperson of the Board of Directors and Chief Executive Officer may not be concurrently held by the same person. 6.3. In the case of any definitive vacancy or incapacity in office of the Chairperson, the Board of Directors shall resolve on the appointment of one of its members for such position. 6.3.1. In the case of temporary absence or incapacity in office of the Chairperson, the Board of Directors shall nominate an interim deputy among its members.

BYLAWS OF XP PART S.A., AS CONSOLIDATED AT THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF    ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 (ATTACHMENT III).                 Page 4 6.4. The unified term of office of the members of the Board of Directors shall be 1 (one) year from the date they are elected by the General Meeting, extendable until the investiture date of their successors. 6.5. No individual may be elected to the position of member of the Board of Directors who is 70 (seventy) years of age on the date of their election. 6.6. The Board of Directors, to be called by the Chairperson or any of the Board members, shall meet whenever corporate interests so require, its decisions only being valid upon the attendance of at least the majority of the acting members. Any Board member may attend meetings via telephone call, video conference, tele presence, email, or any other communication means. In this case, the Board member will be deemed present at the meeting for purposes of checking out the opening or voting quorum, and the vote they cast shall be deemed valid for all legal intents and purposes. 6.7. It is incumbent upon the Board of Directors to: a) set the company’s general business guidelines; b) elect to and remove from office the company’s Officers and define their functions; c) supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already or about to be executed and any other acts; d) call the General Stockholders’ Meeting at least 15 (fifteen) days before the date it will be held, and this period shall be counted as from the publication of the first call notice; e) opine on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; f) resolve on budgets for results and for investments and respective action plans; g) appoint and remove independent auditors; h) resolve on the distribution of interim dividends, including to the retained earnings or revenue reserve accounts contained in the latest annual balance sheet; i) resolve on the payment of interest on capital; j) resolve on buy-back transactions, on a non-permanent basis, for purposes of holding shares as treasury stock or cancelling or selling these shares; k) resolve on the set-up of committees to address specific matters within the scope of the Board of Directors;

BYLAWS OF XP PART S.A., AS CONSOLIDATED AT THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF    ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 (ATTACHMENT III).                 Page 5 l) evaluate the performance and disclose, on an annual basis, the identity of the independent members, if any, as well as examine any circumstances that may compromise their independence; m) opine on the public offerings of shares or other securities issued by the company;    n) within the limit of authorized capital, resolve on capital increase and issue of any negotiable and other instruments convertible into shares, in accordance with item 3.1 hereof; and o) examine transactions with related parties. Article 7 – BOARD OF OFFICERS –The management and representation of the company shall be incumbent upon the Board of Officers, elected by the Board of Directors. 7.1. The Board of Officers shall be composed of 2 (two) members, including the position of Chief Executive Officer and one position of Officer with no specific title. 7.2. In the case of absence or incapacity of any Officer, the Board of Officers may choose their interim deputy from among its members.    7.3. If any position becomes vacant, the Board of Directors may appoint a deputy officer to complete the term of the replaced officer. 7.4. The Officers shall exercise their 1 (one) year term of office, and may be eligible for reelection, remaining in their positions until their successors take office. 7.5. A person shall be ineligible for the position of officer if they are already 65 (sixty-five) years old on election date. Article 8 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS GRANTED TO OFFICERS – 2 (two) Officers shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document giving rise to a liability for the company, including by pledging guarantees on behalf of third parties; (ii) settle disputes and waive rights, and be able to encumber and sell permanent assets; (iii) decide on opening, closing or reorganizing branch offices; (iv) appoint proxies; and (v) represent the company in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds interest, in accordance with the Article 2. 8.1. Regarding the cases laid down in the head provision, except for the provision in item “(iv)”, the company may also be jointly represented by (i) either one officer and one proxy, or (ii) two proxies.

BYLAWS OF XP PART S.A., AS CONSOLIDATED AT THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF    ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 (ATTACHMENT III).                 Page 6 8.1.1. Exceptionally, the company may be represented by one proxy only: (i) before any public administration body, direct or indirect, in acts not implying the assumption or waive of rights and obligations; and (ii) in proxy instruments with an ad judicia clause. Regarding the cases in items (i) and (ii) the company may also be represented by one Officer only; 8.1.2. The Board of Directors may provide for or introduce other exceptions to those already included in sub item 8.1.1; 8.1.3. With the exception of the authority granted by a client to an attorney-in-fact, proxy instruments shall have a mandatory term of no more than 1 (one) year. 8.2. The Chief Executive Officer shall be responsible for calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the company’s services, and setting internal and operational rules. 8.3. The Officer with no specific title shall be responsible for the activities assigned to them by the Board of Directors. Article 9 – FISCAL COUNCIL – The company shall have a Fiscal Council, which will not operate on a permanent basis, to be composed of 3 (three) to 5 (five) effective members and an equal number of deputies. The Fiscal Council shall be elected and operate in conformity with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 10 – FISCAL YEAR –The fiscal year will end on December 31 of each year and, on a discretionary basis, interim balance sheets as of any date will be prepared, including for dividend payment purposes, subject to legal provisions. Article 11 – ALLOCATION OF NET INCOME AND RECOGNITION OF RESERVES – Together with the financial statements, the Board of Directors will submit a proposal to the Annual General Stockholders’ Meeting as to the allocation of net income for the year, in accordance with Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:    a) before any other allocation, 5% (five percent) will be allocated to the recognition of the Legal Reserve, not exceeding 20% (twenty percent) of capital stock; b) the amount allocated to distribution of dividends to stockholders shall comply with Article 12, and both common and preferred shares will be included in the distribution of profits under equal conditions; and c) the remaining portion of net income for the year, adjusted in accordance with Article 202 of Law 6404/76, may be allocated to the recognition of a Statutory Revenue Reserve (i) the purpose of which will be (a) providing for funds for keeping the company operating; (b) ensuring that there will be funds for the payment of dividends, including interest on capital or interim payments, to keep the flow of

BYLAWS OF XP PART S.A., AS CONSOLIDATED AT THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF    ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 (ATTACHMENT III).                 Page 7 remuneration to stockholders; (c) redemption, reimbursement or share buyback operations, as set forth by legislation in force; and (d) capital stock increase, including by means of new share bonus; and (ii) the balance of this reserve, added to the Legal Reserve balance, must not exceed capital stock, in accordance with Article 199 of Law 6,404/76. Article 12 – MANDATORY DIVIDEND –Stockholders have the right to receive, as mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under sub items “a” and “b” of item I of Article 202 of Law No. 6,404/76, and complying with items II and III of this same Article. 12.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to the same reserve. 12.2. Upon resolution of the Board of Directors, interest on capital may be paid out, and the amount of the interest paid out or received will be ascertained to the mandatory dividend amount, in accordance with Article 9, paragraph 7, of Law No. 9,249/95.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Authorized Capital: up to 13,176,900,000 shares Subscribed and Paid-in Capital R$97,148,000,000.00 – 9,804,135,348 shares BYLAWS Article 1 – DENOMINATION, TERM AND HEAD OFFICE – The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2 – OBJECTIVE – The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions. Article 3 – CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 2                Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76). 3.2. Purchase of Share Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies. 3.3. Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law may be charged to stockholders. 3.4. Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Shares– The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for 3 (three) consecutive fiscal years. Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand. 4.1. The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Meetings. 4.3. The following is the exclusive prerogative of the General Meeting: a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts;

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 3                c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members – In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 4                ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS– The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 5 6.5. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors. 6.6. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election. 6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members. 6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent on the Board of Directors: I. to establish the general guidelines of the company; II. to elect and remove from office the company’s Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting; VII. to decide on budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 6                IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. to make decisions on payment of interest on stockholders’ equity; XI. to decide on buyback operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either the cancellation or the sale of these shares; XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes; XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities by the company; XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.; XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the latter scenario. Article 7 – AUDIT COMMITTEE– The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 7                audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise 3 (three) to 7 (seven) members, elected by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for the exercise of a member of the Audit Committee are: a) not to be, or not to have been, in the past 12 (twelve) months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”. 7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest; 7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment; 7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for a single consecutive term of office, without adhering to the intervening period provided for in item 7.1.3; 7.1.5. The Audit Committee members shall remain in their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: (i) the quality and integrity of the financial statements; (ii) compliance

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 8 with the prevailing legal and regulatory requirements; (iii) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and (iv) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for receiving his/her compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President. 8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 9                in the management of risks, and (ii) at least, one member not a member of management. 8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the compensation policy for the company’s members of management; III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting; V. evaluate future internal and external scenarios and their possible impacts on management compensation policy; VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010. 8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 10 8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years. Article 9 – BOARD OF OFFICERS– The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions; 9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Director-General or by the Vice President appointed by him/her; 9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer; 9.4. The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office; 9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVII of item 6.8., to pledge and sell permanent assets; (iii)

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 11 decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies. 10.1. In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies. 10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer. 10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1; 10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than 1 (one) year. 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms. 10.3. The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors. Article 11 –FISCAL COUNCIL – The company will have a Fiscal Council, to function on a permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article 13 – ALLOCATION OF NET INCOME– Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 12 13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock. 13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares. 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article 14 – MANDATORY DIVIDEND– The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article 15 – STATUTORY RESERVES– According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021.                Page 13 payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus 15.1. The Reserve will be made up with funds: a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No.6.404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the balance of the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76. 15.3. The reserve will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders. Article 16 –BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type. Article 17 – LISTING SEGMENT– With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final summarized voting map According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. (“Company”) discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolutioŶ at its a d EÇ†traordiŶarÇ‡ StoÄkholders’ MeetiŶg held oŶ Ja uarÇ‡ Ï¯Ï, Ï®Ï¬Ï®Ï at ÏÏ:Ï¬Ï¬ a.. e ÐlusiÇ€elÇ‡ held oŶliŶe, is prese ted ïeloÇ:    Number of % over total Item Description—extraordinary agenda Candidates Voting shares voting Resolve on the ÍžProtoÐol and JustifiÐatioŶÍŸ in which the terms and conditions Approve 4,570,743,786 99.97382 for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into 1 Reject the Company, of the spun-off portion related to the interest of Itaú Unibanco — S.A. represet ig Ï°Ï.Ï¬Ï±% of XP I. ’s Ðapital stoÐk ;ÍžTras aÐtio ÏÍŸÍ¿: Abstain 1,197,113 0.02618 Approve Approve the appointment and engagement of PricewaterhouseCoopers 4,570,742,576 99.97379 AuditoresIndependentes—PwC as the expert firm responsible for preparing the 2 Reject appraisal report of the stoÄkholders’ equity of Itaú Unibanco S.A. to be merged—-it o the CoŵpaŶÇ‡ ;ÍžAppraisal Report ÏÍŸÍ¿: Abstain 1,198,323 0.02621 Approve 4,570,742,576 99.97379 Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco 3 Reject—-S.A. as of September 30, 2020: Abstain 1,198,323 0.02621 Approve 4,570,743,786 99.97382 4 Resole o Tras aÐtio Ï, i th o ir ease i the CoŵpaŶÇ‡’s Ðapital stoÐk: Reject —Abstain 1,197,113 0.02618 If aforementioned items 1 to 4 are approved, then resolve on the ÍžProtoÐol and Approve JustifiÐatioŶÍŸ in which the terms and conditions for the partial spin-off of the 4,570,743,786 99.97382 Company are set out, with reduction of its capital stock and transfer of the spun- 5 Reject off portion representing 41.05% of XP I. ’s capital stock to a new company —;ÍžNeo Í¿ to be incorporated for such purpose on the date this Extraordinary Geer al StoÄkholders’ Meetig is held ;ÍžTras aÐtio Ï®ÍŸÍ¿: Abstain 1,197,113 0.02618 Approve the appointment and engagement of PricewaterhouseCoopers Approve 4,570,742,576 99.97379 AuditoresIndependentes—PwC as the expert firm responsible for preparing the 6 equity of Itaú Unibanco S.A. to spun off Reject —appraisal report of the stoÄkholders’ be ad tras ferred to Neo ;ÍžAppraisal Report Ï®ÍŸÍ¿: Abstain 1,198,323 0.02621 Approve 4,570,742,576 99.97379 Resolve on the Appraisal Report 2, based on the balance sheet of the Company 7 Reject—-as of September 30, 2020: Abstain 1,198,323 0.02621 Resolve on Transaction 2 and the resulting set-up of a NewCo, to be Approve incorporated for such purpose on the date this Extraordinary General 4,570,743,786 99.97382 StoÄkholders’ Meeting is held, with the issue of 4,958,290,359 common and 8 4,845,844,989 NewCo preferred shares to be assigned to the CoŵpaŶÇ‡’s Reject stockholders in the same proportion of their interest in its capital, and approve 265,000 0.00580 the draft of NeC o’s bylaws, which is attached to the ÍžProtoÐol and Abstain 932,113 0.02039 JustifiÐatioŶÍŸ for Tras aÐtio Ï®: Approve 4,570,030,290 99.95821 Elect the members of the Board of Directors for the next annual term of office, 10 which will be in force until the date the members elected at the 2021 Annual Geraldo José Carbone Reject 706,517 0.01545 Geer al StoÄkholders’ Meetig take offiÐe: Abstain 1,204,092 0.02634 Approve 4,570,030,290 99.95821 Elect the members of the Board of Directors for the next annual term of office, Maria Helena dos Santos Fernandes 11 which will be in force until the date the members elected at the 2021 Annual Reject 706,517 0.01545 Geer al StoÄkholders’ Meetig take offiÐe: de Santana Abstain 1,204,092 0.02634 Approve 4,570,036,290 99.95834 Elect the members of the Board of Directors for the next annual term of office, 12 which will be in force until the date the members elected at the 2021 Annual Roberto Egydio Setubal Reject 706,517 0.01545 Geer al StoÄkholders’ Meetig take offiÐe: Abstain 1,198,092 0.02621 Approve 4,567,089,760 99.89389 Resolve on the amount allocated to the overall compensation of the members 13 of the NeC o’s Board of Officers and Board of Directors in the overall amount Reject 1,865,296 0.04080 of R$633,000.00: Abstain 2,985,843 0.06531 Approve 4,570,742,576 99.97379 Authorize the CoŵpaŶÇ‡’s management members, as set forth in its Bylaws, to 14 carry out all the actions and sign all the documents required for implementing Reject 1,210 0.00003 and formalizing the approved resolutions: Abstain 1,197,113 0.02618 Approve 4,570,612,897 99.97095 Amend items 7.1. and 7.1.4 of the CoŵpaŶÇ‡’s Bylaws to change the frequency 15 of election and period of term of office for the members of the Audit Reject 122,489 0.00268 Committee from annual to every five years: Abstain 1,205,513 0.02637 Approve 4,570,743,786 99.97382 Consolidate the Bylaws by including (i) the amendment mentioned in foregoing 16 item ÍžÏÏ±ÍŸ; and (ii) the capital reduction as a result of Transaction 2, in Reject —accordance with item 5 hereof: Abstain 1,197,113 0.02618 New wording of item 9, above: Approve 4,550,552,572 99.83843 9. If item 8 above is approved: 17 Reject 6,000 0.00013 Set at four (4) the number of positions to be filled at the NeC o’s Board of Directors: Abstain 7,358,005 0.16143 Approve 4,550,674,082 99.84110 Elect the members of the Board of Directors for the next annual term of office, Demosthenes Madureira de Pinho 18 which will be in force until the date the members elected at the 2021 Annual Reject Geer al StoÄkholders’ Meetig take offiÐe: Neto —Abstain 7,242,495 0.15890 São Paulo-SP, January 31, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Corporativo | Interno

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 **A Publicly Listed Company**

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary Stockholders' Meeting held on January 31, 2021 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations																
			1	2	3	4	5	6	7	8	10	11	12	13	14	15	16	17	18
05.479.XXX/XXXX-XX	1.031.500	10.896.965	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	-	-
05.479.XXX/XXXX-XX	1.450.556	16.521.039	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.479.XXX/XXXX-XX	7.978	61.617	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
05.839.XXX/XXXX-XX	32.000	1.708.412	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.839.XXX/XXXX-XX	419.200	4.719.613	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.839.XXX/XXXX-XX	1.760.700	5.540.797	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.840.XXX/XXXX-XX	221.703	1.846.900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.986.XXX/XXXX-XX	27.400	1.283.879	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.140.XXX/XXXX-XX	10.345	160.115	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.140.XXX/XXXX-XX	3.795	27.144	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.247.XXX/XXXX-XX	67.817	654.468	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
07.496.XXX/XXXX-XX	1.098.059	6.897.038	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.516.XXX/XXXX-XX	37.234	322.837	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
08.677.XXX/XXXX-XX	336.800	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
09.063.XXX/XXXX-XX	290.800	2.737.075	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
09.294.XXX/XXXX-XX	169.300	1.651.679	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
09.470.XXX/XXXX-XX	72.700	274.350	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
09.559.XXX/XXXX-XX	48.000	1.357.383	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
10.750.XXX/XXXX-XX	355.700	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
10.916.XXX/XXXX-XX	706.517	5.581.990	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Rej.	Rej.	Ap.	Ap.	Ap.	-	-
11.100.XXX/XXXX-XX	595.848	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
11.311.XXX/XXXX-XX	294.489	2.807.817	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
11.324.XXX/XXXX-XX	25.600	80.439	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
12.094.XXX/XXXX-XX	106.600	1.086.273	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
12.120.XXX/XXXX-XX	24.100	242.636	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
13.066.XXX/XXXX-XX	905.493	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
14.494.XXX/XXXX-XX	7.709	70.677	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
14.541.XXX/XXXX-XX	285.200	2.834.238	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
14.693.XXX/XXXX-XX	51.400	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
17.718.XXX/XXXX-XX	297.742	2.741.948	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
18.407.XXX/XXXX-XX	919.435	8.793.457	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
18.830.XXX/XXXX-XX	22.600	258.023	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
19.260.XXX/XXXX-XX	598.788	586.672	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
20.196.XXX/XXXX-XX	161.500	1.698.166	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
21.242.XXX/XXXX-XX	39.700	71.508	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
23.572.XXX/XXXX-XX	40.800	266.300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
24.917.XXX/XXXX-XX	4.252	17.966	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
25.454.XXX/XXXX-XX	788.200	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
26.160.XXX/XXXX-XX	15.200	769.050	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
26.311.XXX/XXXX-XX	19.700	55.350	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
28.360.XXX/XXXX-XX	228	2.148	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
28.394.XXX/XXXX-XX	17.500	90.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
28.990.XXX/XXXX-XX	110.400	1.177.600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
29.322.XXX/XXXX-XX	3.800.912	44.422.103	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
31.240.XXX/XXXX-XX	80.500	295.078	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
31.577.XXX/XXXX-XX	1.700	17.700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
32.329.XXX/XXXX-XX	152.673	2.480.575	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
32.642.XXX/XXXX-XX	109.500	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
33.580.XXX/XXXX-XX	45.000	911.426	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
34.825.XXX/XXXX-XX	2.688	28.620	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
35.036.XXX/XXXX-XX	13.500	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
35.693.XXX/XXXX-XX	1.282.500	13.147.200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
37.113.XXX/XXXX-XX	4.200	45.100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
37.806.XXX/XXXX-XX	1.955	9.289	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
38.756.XXX/XXXX-XX	500	47.200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
97.539.XXX/XXXX-XX	73.436	9.053.783	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.539.XXX/XXXX-XX	102.052	755.635	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.539.XXX/XXXX-XX	46.226	377.028	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.539.XXX/XXXX-XX	17.400	202.094	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.540.XXX/XXXX-XX	847.395	66.445.289	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
61.532.XXX/XXXX-XX	1.943.906.577	169.323	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676.XXX/XXXX-XX	2.564.084.404	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
055.14X.XXX-XX	979	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Abs.	Rej.	Ap.	Rej.	Ap.	-	-
60.480.XXX/XXXX-XX	7.000.000	3.392.300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
252.30X.XXX-XX	3.300	24.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332.XXX/XXXX-XX	89.961	15.319	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041.XXX/XXXX-XX	14.312.819	8.033.716	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
59.573.XXX/XXXX-XX	12.266.374	1.503.043	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544.XXX/XXXX-XX	8.863.879	10.254	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
386.78X.XXX-XX	1.210	0	Ap.	Abs.	Abs.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Ap.	Abs.	Ap.
504.46X.XXX-XX	120.300	120.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Rej.	Ap.	Abs.	Ap.
010.17X.XXX-XX	3	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
354.50X.XXX-XX	13.100	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
335.52X.XXX-XX	3.755	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
277.82X.XXX-XX	6.000	5.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Rej.	Ap.	Ap.	Ap.	Rej.	Abs.
048.78X.XXX-XX	8.400	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.
28.580.XXX/XXXX-XX	80.000	575.846	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
13.974.XXX/XXXX-XX	265.000	74.200	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Rej.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
19.782.XXX/XXXX-XX	90.300	25.900	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
09.225.XXX/XXXX-XX	58.600	0	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
31.533.XXX/XXXX-XX	319.300	65.800	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
05.382.XXX/XXXX-XX	310.800	61.700	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
02.138.XXX/XXXX-XX	73.113	56.637	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.

Deliberations:

Extraordinary agenda

1) Resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital stock ("Transaction 1"):

2) Approve the appointment and engagement of PricewaterhouseCoopers Auditoresindependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be merged into the Company ("Appraisal Report 1"):

3) Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020:

4) Resolve on Transaction 1, with no increase in the Company's capital stock:

5) If aforementioned items 1 to 4 are approved, then resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion representing 41.05% of XP Inc.'s capital stock to a new company ("Newco") to be incorporated for such purpose on the date this Extraordinary General Stockholders' Meeting is held ("Transaction 2"):

6) Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be spun off and transferred to Newco ("Appraisal Report 2"):

7) Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020:

8)Resolve on Transaction 2 and the resulting set-up of a NewCo, to be incorporated for such purpose on the date this Extraordinary General Stockholders' Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 NewCo preferred shares to be assigned to the Company's stockholders in the same proportion of their interest in its capital, and approve the draft of NewCo's bylaws, which is attached to the "Protocol and Justification" for Transaction 2:

10) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office: Geraldo José Carbone

11) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office: Maria Helena dos Santos Fernandes de Santana

12) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office: Roberto Egydio Setubal

13) Resolve on the amount allocated to the overall compensation of the members of the NewCo's Board of Officers and Board of Directors in the overall amount of R$633,000.00:

14) Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

15) Amend items 7.1. and 7.1.4 of the Company's Bylaws to change the frequency of election and period of term of office for the members of the Audit Committee from annual to every five years:

16) Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item "15"; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof:

17) New wording of item 9, above: 9. If item 8 above is approved: Set at four (4) the number of positions to be filled at the NewCo's Board of Directors:

18) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office: Demosthenes Madureira de Pinho Neto

Subtitle:

Ap. = Approved   Rej. = Reject   Abs. = Abstain

São Paulo-SP, February 9, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence